Attention: Thomas Finn Staff Accountant Division of Corporate Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549	May 30, 2006
On May 18, 2006, Ashford Hospitality Trust, Inc. (the “Company” or “we”) received a comment letter from the Commission regarding its Form 10-K for the fiscal year ended December 31, 2005. The comment, which was made in reference to Note 12 — Capital Stock, on page 91, was as follows:
“Please explain to us how you considered the guidance in SFAS 133 and EITF 00-19 in determining the accounting for the conversion features in your Series B Cumulative Convertible Redeemable Preferred Stock.”
Pertinent terms related to the Company’s Series B convertible redeemable preferred stock (“Series B preferred stock”) are as follows:
•	7,447,865 outstanding shares.

•	Convertible at any time, at the option of the holder, into the Company’s common stock by dividing the preferred stock carrying value by the conversion price of $10.07, which was determined using a 20-day average closing price calculated five business days prior to the commencement of the Series B Preferred Stock Purchase Agreement (“agreement” or “contract”).

•	Holders are entitled to vote, on an as-converted basis voting as a single class together with the holders of common stock, on all matters to be voted on by the Company’s stockholders.

•	Redeemable for cash at the option of the Company at the liquidation preference, which is set at $10.07, after three years (or two years if certain criteria, as defined, are met).

•	Redeemable for cash at the option of the holder at a specified redemption price, which could range from 100% to 110% of the liquidation preference, if the Company fails to or elects not to be taxed as a REIT, if a change in control, as defined, occurs, or if the Company’s common stock ceases to be listed on the NYSE, NASDAQ, or American Stock Exchange.

•	Quarterly dividends are set at the greater of $0.14 per share or the prevailing common stock dividend rate.
In accordance with SFAS No. 133, paragraph 12, an embedded derivative (i.e., the stock conversion feature) must be separated from its host contract (i.e., convertible preferred stock) and accounted for as a derivative instrument if three criteria are met. The first of these criteria states that the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.
In considering whether the economic characteristics and risks of the conversion feature are clearly and closely related to the economic characteristics and risks of the Series B preferred stock, the Company referred to SFAS No. 133, paragraph 61(l). This paragraph states that because changes in fair value of equity interest and interest rates (in this case, dividend rates) are not clearly and closely related, the terms of preferred stock must be analyzed to determine whether the preferred stock is more akin to an equity instrument or a debt instrument. It further states that cumulative fixed-rate mandatorily redeemable preferred stock represents a liability instrument whereas cumulative participating perpetual preferred stock is more akin to an equity instrument.
The Company analyzed the terms of its Series B preferred stock and determined that its features are more akin to equity than debt for the following reasons:
•	Such shares are not mandatorily redeemable,

•	Quarterly dividends on such shares are tied to the dividend rate on common stock subject to a floor. Actual dividends paid have always exceeded said floor, and

•	Such shares are classified as temporary equity in accordance with SFAS No. 150 and ASR No. 268.
As the Company determined that its Series B preferred stock and related conversion feature do not meet the first criteria set forth under SFAS No. 133, paragraph 12(a), further consideration under the third criteria of paragraph 12(c) and the related EITF No. 00-19 would not be necessary. However, in response to the Commission’s inquiry regarding EITF No. 00-19, we have respectfully considered guidance set forth in said EITF.
In accordance with EITF No. 00-19, the Company must consider the eight requirements of paragraphs 12-32 of said EITF to determine whether or not the conversion feature of its Series B preferred stock should be bifurcated and accounted for as a separate derivative. Those eight criteria are discussed below.

1) The contract permits the company to settle in unregistered shares.
The articles supplementary establishing and fixing the rights and preferences of the Series B preferred stock specifically provide that the Series B preferred stock is convertible into the Company’s common stock. There is no requirement in the articles supplementary that the common stock be registered. Likewise, in the purchase agreement between the Company and the holders of the Series B preferred stock there is no obligation that the common stock into which the Series B preferred stock is convertible must be registered. However, the purchase agreement does contain a covenant whereby the Company agreed to enter into a registration rights agreement with the holders of the Series B preferred stock. Pursuant to this registration rights agreement, the holders were granted certain demand registration rights with respect to the Series B preferred stock as well as the underlying common stock. The holders have since exercised this demand registration right, and the Company has registered the resale of the Series B preferred stock as well as the underlying common stock. The registration rights agreement further provides that the Company must use its best efforts to keep the registration statement under which such securities are registered continuously effective. However, should such registration statement become suspended and the Company is unable to cure such suspension, the Company is not prohibited from satisfying its conversion obligations under the articles supplementary via issuing unregistered shares.
EITF No. 00-19, Paragraph 15, further discusses that a contract may specify how the value of unregistered shares would be determined. However, the agreement is silent as to the valuation of unregistered shares versus registered shares. Thus we believe paragraph 15 is not applicable.
2) The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.
Yes, the Company has sufficient authorized and unissued shares to satisfy its obligations under the contract.
3) The contract contains an explicit limit on the number of shares to be delivered in a share settlement.
Yes, the conversion of preferred shares into common shares is at a fixed conversion price.
4) There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.
There are no required cash payments required in the event the Company fails to make timely SEC filings.
5) There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).
There are no cash settled “top-off” or “make-whole” provisions required by the Company subsequent to conversion of the Series B preferred stock.
6) The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.
There is no such requirement for net-cash settlement in the agreement.
7) There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.
There are no such provisions in the agreement. Upon conversion of the Series B preferred stock into common stock, the new common stock holders have identical rights to existing common stock holders. In the event of the Company’s bankruptcy, the conversion feature itself would not entitle the counterparty to rights that rank higher than those of another shareholder of the Company’s common stock.
8) There is no requirement in the contract to post collateral at any point or for any reason.
There is no collateral requirement contained in the agreement.
Under EITF No. 00-19, the common stock conversion feature meets the definition of an equity instrument as the Company has met the 8 conditions within paragraphs 12 through 32.

In summary, the conversion feature of the Series B preferred stock is clearly and closely related to the host instrument. If the conversion feature were deemed to be a separate instrument, it would be classified as equity under EITF No. 00-19. Consequently, the conversion feature of the Series B preferred stock does not meet the criteria set forth in SFAS No. 133, paragraphs 12(a) and 12(c), and, therefore, does not require bifurcation from the host contract.
The Company acknowledges that a) it is responsible for the adequacy and accuracy of disclosures in our 2005 Form 10-K, b) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking action with respect to filings, and c) it can not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/S/ DAVID J. KIMICHIK
Mr. David J. Kimichik
Chief Financial Officer
Ashford Hospitality Trust, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254